Execution Version

 PURCHASE AND SALE AGREEMENT

OMF FUND IV SPV N LLC

and

ELEMENTAL ROYALTY CORPORATION

September 21, 2026

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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PURCHASE AND SALE AGREEMENT

THIS AGREEMENT (this "Agreement") is made and entered into as of September 21, 2026

BETWEEN

OMF FUND IV SPV N LLC, an exempted company existing under the laws of the State of Delaware (the "Seller");

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ELEMENTAL ROYALTY CORPORATION, a company existing under the laws of the Province of British Columbia (the "Buyer").

RECITALS

A. The Seller owns certain rights, title and interests in and to the Portfolio Assets.

B. The Seller and the Buyer desire to enter into the transactions provided for in this Agreement pursuant to which, among other things, the Seller shall sell and transfer to the Buyer, and the Buyer shall purchase from the Seller, all of the Seller's right, title and interest in and to the Portfolio Assets all on the terms and conditions stated in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement, the Seller and the Buyer agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1 Definitions.

As used in this Agreement, the following terms, whether in singular or plural forms, shall have the following meanings:

"5-Day VWAP" means the VWAP of the Elemental Shares on the Nasdaq for the five trading days ending immediately prior to the date hereof, as reported by the Nasdaq, being $20.9836.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, with "control" for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

"Anti-Bribery Legislation" means the Foreign Corrupt Practices Act of 1977 (United States) and the rules and regulations made thereunder, the United Kingdom Bribery Act 2010, the Economic Crime and Corporate Transparency Act 2023 (United Kingdom), the Corruption of Foreign Public Officials Act (Canada) and any other similar anti-bribery or anti-corruption laws or conventions applicable to any Party or any of its subsidiaries.

"Applicable Laws" means all laws, by-laws, statutes, rules, Regulations, principles of law and equity (including common law), treaties, Orders, ordinances, certificates, directives, legally enforceable guidelines, standards and policies, and other similar requirements, whether domestic or foreign, and the terms and conditions of any permit, in each case, of any Governmental Authority.

"Assumed Liabilities" has the meaning given in Section 2.3.

"Books and Records" means all material books and records which relate to the Portfolio Instrument over which the Seller has possession and control, but specifically excluding any books, records and information or portions thereof which (i) do not relate exclusively to the Portfolio Instrument (which may result in the exclusion of books and records that nevertheless relate to the Underlying Interests that the Seller holds in its capacity as an equityholder to an Owner/Operator or lender to an Owner/Operator), (ii) are subject to confidentiality provisions or (iii) are proprietary in nature developed by the Seller.

"Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in New York City, New York, Toronto, Ontario or Vancouver, British Columbia are required or authorized to be closed.

"Buyer" has the meaning given in the preamble.

"Buyer Fundamental Representations" means the representations and warranties set out in Sections 4.1, 4.2, 4.5(a), 4.8 and 4.11.

"Buyer Period" has the meaning given in Section 2.5.

"Buyer Sales Taxes" has the meaning given in Section 2.2(d).

"Buyer Threshold Amount" has the meaning given in Section 11.6(b).

"Closing" means the consummation and closing of the Transaction.

"Closing Date" means the date that is two Business Days after the conditions to Closing set forth in Article 7 have been satisfied or waived (other than conditions that, by their terms, are to be satisfied at the Closing) or such other date mutually agreed by the Parties, provided, however, that the Closing Date shall occur no later than the Outside Date.

"Confidentiality Agreement" means the mutual non-disclosure agreement dated May 8, 2026, between Orion Resource Partners (USA) LP and the Buyer.

"Consideration Shares" means that number of Elemental Shares determined by dividing $5,400,000 by the 5-Day VWAP, being 257,343 Elemental Shares (being a number rounded down to the nearest whole number such that no fractional Consideration Shares shall be issued).

"Contract" means any written contract, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, or other instrument, document, obligation, or agreement, and any other obligation, right, or agreement.

"Data Room" means the secure electronic data website established by the Seller on Sharepoint referred to as "Orion Stream & Royalty Docs" and made accessible to the Buyer and its designated representatives, as it is populated on September 20, 2026.

"Debt Financing" has the meaning given in Section 11.7(a).

"Debt Financing Documents" has the meaning given in Section 11.7(a).

"Debt Financing Source Parties" has the meaning given in Section 11.7(a).

"Debt Financing Sources" has the meaning given in Section 11.7(a).

"Disclosure Schedules" means the disclosure schedules dated the date of this Agreement and delivered to the Buyer by the Seller and attached hereto as Schedule B.

"Dispute" has the meaning given in Section 12.13(b).

"Elemental Shares" means common shares in the capital of the Buyer that are listed for trading on the TSX and the Nasdaq.

"Encumbrance" means any security interest, lien, mortgage, hypothec, charge, indenture, pledge, claim, option, or other encumbrance.

"Exchange Approval" means the conditional approval of the listing and posting for trading at the Closing of the Consideration Shares on the TSX, subject only to satisfaction of the standard listing conditions of the TSX and the notification to Nasdaq of the Transaction and the issuance of the Consideration Shares.

"Fundamental Representations" means the Buyer Fundamental Representations and the Seller Fundamental Representations.

"GAAP" means accounting principles generally accepted in the United States at the relevant time as applied by the relevant Person on a consistent basis.

"Governmental Authority" means the government of the United States of America, Canada, the United Kingdom or any other country or sovereign entity, any state, province, commonwealth, territory, or possession thereof, and any political subdivision or quasi- governmental authority of any of the same, including but not limited to courts, tribunals, arbitrators, departments, commissions, boards, bureaus, agencies, counties, municipalities, provinces, parishes, securities regulatory authority or stock exchange, and other instrumentalities or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, in each case, having jurisdiction in the relevant circumstances.

"IFRS" means the international financial reporting standards published from time to time by the International Accounting Standards Board.

"Indemnitee" has the meaning given in Section 11.3.

"Indemnitor" has the meaning given in Section 11.3.

"Interim Amount" has the meaning given in Section 2.5(d).

"Knowledge" means, (i) in the case of the Buyer, the actual knowledge of [Redacted - commercially sensitive information] and all knowledge which such Persons would have if such Persons made reasonable enquiry into the relevant subject matter having regard to the roles and responsibilities of such Persons as an officer or employee of the Buyer, and (ii) in the case of the Seller, the actual knowledge of [Redacted - commercially sensitive information] and all knowledge which such Persons would have if such Persons made reasonable enquiry into the relevant subject matter having regard to the roles and responsibilities of such Persons as an officer or employee of the Seller.

"Litigation" means any action, suit, arbitration, claim, administrative, regulatory or similar proceeding (whether civil, quasi criminal, criminal, administrative or regulatory) or other dispute settlement procedure, investigation or inquiry by or before any Governmental Authority or similar body, or any similar matter or proceeding.

"Losses" means any claims, losses (excluding loss of profits, loss of opportunity, loss of goodwill, punitive damages or any indirect or consequential losses), liabilities, damages, penalties, costs, and expenses, including but not limited to interest which may be imposed in connection therewith, and reasonable fees and disbursements of counsel.

"Nasdaq" means the Nasdaq Stock Market or any successor thereto.

"Net Amount" has the meaning given in Section 2.5(b)(ii).

"New Zealand Approval No. 1" means consent to a 'dealing' relating to a Tier 1 permit from the Minister in accordance with the requirements of section 41B of the Crown Minerals Act 1991 (NZ) in respect of the amendments made to the Original Stream Agreement, as expressly contemplated in the Portfolio Instrument, given on an unconditional basis or subject only to any standard conditions that do not affect the operation of the Portfolio Instrument.

"New Zealand Approval No. 2" means consent to a 'dealing' relating to a Tier 1 permit from the Minister in accordance with the requirements of section 41B of the Crown Minerals Act 1991 (NZ) in respect of the assignment of the Portfolio Instrument evidenced by the novation agreement to be delivered pursuant to Section 8.2(b), given on an unconditional basis or subject only to any standard conditions that do not affect the operation of the Portfolio Instrument.

"New Zealand Approvals" means, collectively, New Zealand Approval No. 1 and New Zealand Approval No. 2.

"Non-Party Affiliates" has the meaning given in Section 12.10.

"Original Stream Agreement" means [Redacted - commercially sensitive information].

"Order" means any writ, judgment, injunction, decree, decision, ruling, determination, award or similar order of any Governmental Authority (whether preliminary or final).

"Outside Date" means the date that is 180 days after the date hereof.

"Owner/Operator" has the meaning given in Section 5.1(c)(i).

"Party" means a party to this Agreement and "Parties" means all of them.

"Person" means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, or unincorporated entity of any kind.

"Portfolio Assets" means the assets listed in Schedule A.

"Portfolio Instrument Counterparty" means each of the counterparties to the Portfolio Instrument that is not the Seller and "Portfolio Instrument Counterparties" refers collectively to all of them.

"Portfolio Instruments" has the meaning given in Schedule A attached hereto.

"Purchase Price" has the meaning given in Section 2.2(a).

"Regulations" means all rules, regulations and directions in effect from time to time and made by any Governmental Authority having jurisdiction over the Parties, the Agreement and the other Transaction Documents or the Transactions.

"Sales Taxes" means any value-added, sales, use, consumption, multi-staged, personal property, customs, excise, stamp, transfer, or similar taxes, duties, or charges (including any interest thereon and any penalties, additions to tax, or additional amounts applicable thereto).

"Seller" has the meaning given in the preamble.

"Seller Fundamental Representations" means the representations and warranties set out in Sections 3.1, 3.2, 3.5(a), 3.8(a), 3.8(b), 3.8(d), 3.8(e) and 3.8(f).

"Seller Material Adverse Effect" means any change, effect, event, occurrence or condition (for the purposes of this definition, each, an "effect") that is or would reasonably be expected to (a) be material and adverse to the Portfolio Assets, taken as a whole, or (b) materially impede the completion of the Transactions, except that none of the following shall (A) constitute a "Seller Material Adverse Effect", (B) be considered in determining whether there has been a "Seller Material Adverse Effect" or (C) be considered in determining whether there has been a breach of a representation, warranty, covenant or agreement that is qualified by the term "Seller Material Adverse Effect": (i) any effect generally affecting the mining industry; (ii) any effect in or relating to general political, economic or financial or market conditions generally (including the state of the debt and equity securities, credit, banking, capital or commodity markets in general including any reduction in market indices), including in the United States, Mexico, New Zealand, Guinea or in any country related to an Underlying Interest; (iii) any adoption, implementation, change or proposed change in or relating to, GAAP, IFRS or applicable regulatory accounting requirements; (iv) any adoption, implementation, change or proposed change in Applicable Laws or any change or proposed change in interpretation, application or non- application thereof by any Governmental Authority; (v) any change in the price of commodities; (vi) any change relating to the rate at which any currency can be exchanged for any other currency; (vii) any act of terrorism or any outbreak of hostilities, military action or war or any escalation or worsening thereof; (viii) any epidemic, pandemic, disease outbreak, other health crisis or public health event; (ix) the negotiation, execution, announcement or performance of this Agreement or consummation of the Transactions, including the identity of the Buyer or any communication of the plans or intentions of the Buyer or its Affiliates with respect to the Portfolio Instrument; or (x) any action (or the effects of any action) taken (or omitted to be taken) upon the request or instruction of, or with the consent of, the Buyer or actions that are taken (or omitted to be taken), consistent with the terms hereof that are necessary to consummate the Transactions; provided that, in the case of clauses (i) through (viii) an effect shall not be excluded to the extent the same disproportionately affects the Seller, as compared to other similarly situated Persons, and further provided for greater certainty that any effect in respect of the Owner/Operators and/or the Underlying Interests will not be considered a Seller Material Adverse Effect.

"Seller Period" has the meaning given in Section 2.5.

"Seller Threshold Amount" has the meaning given in Section 11.6(a).

"Snowy River Stream" means the gold purchase and delivery right, as applicable, created by Section 2 of the Portfolio Instrument and all of the other rights, title and interests of the purchaser and the purchaser's agent under the Portfolio Instrument.

"Tax" or "Taxes" means all levies, charges and assessments of any kind or nature imposed by any Governmental Authority, including but not limited to all income, sales, use, ad valorem, value added, franchise, severance, net or gross proceeds, withholding, payroll, employment, excise, or property taxes, together with any interest thereon and any penalties, additions to tax, or additional amounts applicable thereto, including, for greater certainty, amounts under the Foreign Account Tax Compliance Act and the Common Reporting Standard.

"Tax Returns" means returns, reports, information statements, elections, designations and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service, the Canada Revenue Agency, or other Tax authority, including, for greater certainty, filings made under the Foreign Account Tax Compliance Act and the Common Reporting Standard.

"Transaction Documents" means this Agreement and each of the other documents, certificates, instruments and agreements delivered or executed in connection with the Transactions.

"Transactions" means the transactions contemplated by this Agreement and the other Transaction Documents.

"TSX" means the Toronto Stock Exchange or any successor thereto.

"Underlying Interests" has the meaning given in Section 5.1(c)(i).

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"VWAP" means the volume weighted average trading price of the Elemental Shares, calculated by dividing the total value by the total volume of the Elemental Shares traded for the relevant period.

"Withholding Taxes" means all Taxes, if any, payable to a Governmental Authority in respect of amounts that may be required to be deducted or withheld and remitted under any Applicable Laws from any consideration or amount payable or otherwise deliverable under this Agreement to or on behalf of the Seller, including, without in any way limiting the generality of the foregoing, any U.S. federal withholding taxes or Canadian federal withholding tax under Part XIII of the Income Tax Act (Canada).

1.2 Calculations in United States Dollars.

Unless otherwise indicated, all monetary amounts in this Agreement are stated in United States dollars. Any amounts expressed in this Agreement in a currency other than United States dollars shall, for purposes of determining any amounts under Section 2.5 or compliance with any dollar-denominated threshold, condition, or covenant under this Agreement, be converted into United States dollars at the daily average exchange rate published by the United States Department of the Treasury (via the Bureau of the Fiscal Service's Treasury Reporting Rates of Exchange, or any successor publication) on the date such determination is made (or, if no such rate is published for that date, on the most recent date on which such a rate was published).

1.3 Schedules and Disclosure Schedules

(a) The Schedules and Disclosure Schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(b) The purpose of the Disclosure Schedules is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that, except as expressly set out in this Agreement, the Disclosure Schedules and the information and disclosures contained in it do not constitute or imply, and will not be construed as:

(i) any representation, warranty, covenant or agreement;

(ii) an admission of any liability or obligation of the Seller;

(iii) an admission that the information is material;

(iv) a standard of materiality, a standard for what is or is not in the ordinary course of business, or any other standard contrary to the standards contained in the Agreement; or

(v) an expansion of the scope of effect of any of the representations, warranties and covenants set out in the Agreement.

(c) Disclosure of any information in the Disclosure Schedules that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature. Inclusion of an item in any section of the Disclosure Schedules is deemed to be disclosure for all purposes for which disclosure is required under this Agreement, and for which it is reasonably apparent that such matter is pertinent to another section of the Disclosure Schedules, whether or not the representation, warranty or other provision of this Agreement contains the phrase "except as set forth in the Disclosure Schedules" or similar language.

(d) The Disclosure Schedules constitute confidential information in accordance with Section 6.1(b) and may only be disclosed in accordance therewith.

1.4 Interpretation.

Unless otherwise expressly provided, the following rules of interpretation shall apply:

(a) the table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof;

(b) unless otherwise indicated, all references herein to sections, articles or schedules, shall be deemed to refer to Sections, Articles or Schedules of or to this Agreement, as applicable;

(c) the use in this Agreement of any gender includes each other gender;

(d) any reference to the singular in this Agreement shall also include the plural, and vice versa, as the context may require;

(e) references to any Applicable Law shall be construed as a reference to the same as in effect on the date of this Agreement, unless the context otherwise requires; except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced;

(f) any reference to a number of days shall refer to calendar days unless Business Days are specified;

(g) the words "include", "includes" and "including" mean "include", "includes" and "including", in each case, "without limitation". The word "or" is disjunctive but not necessarily exclusive;

(h) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i) whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on or not later than the next succeeding Business Day.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale of Portfolio Assets.

Subject to the terms and conditions of this Agreement, at Closing, the Seller shall sell and convey to the Buyer, and the Buyer shall purchase from the Seller, all of the Seller's right, title and interest to the Portfolio Assets, free and clear of all Encumbrances.

2.2 Purchase Price.

(a) The aggregate purchase price payable to the Seller for the Portfolio Assets shall be equal to:

(i) $12,000,000 in cash;

(ii) $5,400,000 payable in Consideration Shares, as adjusted in accordance with Section 2.5 and subject to Section 2.2(c); and

(iii) the dollar value of the Assumed Liabilities, which the Parties agree is $1.00 (collectively, the "Purchase Price").

(b) At Closing, the Buyer shall in respect of the Purchase Price:

(i) pay the cash portion of the Purchase Price to the Seller in cash by wire transfer of immediately available funds, to one or more bank accounts that have been designated in writing by the Seller at least two Business Days before the Closing Date, as provided in accordance with Section 12.3; and

(ii) deliver to the Seller the Consideration Shares, in the form of direct registration statements registered in the name(s) designated in writing by the Seller at least two Business Days before the Closing Date, provided that such Consideration Shares are not required to be registered under the U.S. Securities Act, and causing to be registered in the share register of the Buyer the name of such designees in respect of the Consideration Shares.

(c) Notwithstanding the foregoing, in the event that (i) the Elemental Shares are not authorized and listed on the TSX and Nasdaq at the time of the Closing Date or (ii) the Exchange Approval of the TSX is not obtained or the conditions thereof are unable to be satisfied, the purchase price set out in paragraph 2.2(a)(ii) will be satisfied at the Closing Date by payment in cash.

(d) All amounts payable by the Buyer to the Seller pursuant to this Agreement do not include any Sales Taxes, and all Sales Taxes payable by the Buyer (but, for greater certainty, excluding any Sales Taxes payable solely by the Seller) in respect of amounts payable by the Buyer to the Seller pursuant to this Agreement (collectively

"Buyer Sales Taxes") are the responsibility and for the account of the Buyer. If the Seller is required by Applicable Laws to collect any applicable Buyer Sales Taxes from the Buyer, the Buyer shall pay such Buyer Sales Taxes to the Seller concurrent with the payment of the consideration upon which such Buyer Sales Taxes are calculated. Where the Seller is not required by Applicable Laws to collect applicable Buyer Sales Taxes, the Buyer shall pay such Buyer Sales Taxes, to the extent required under Applicable Laws, directly to the appropriate taxing authority and shall provide evidence of such payment to the Seller upon written request. If, following Closing, the Seller incurs or is required to collect, pay or remit any Buyer Sales Tax in accordance with Applicable Law, (i) the Seller shall (A) pay or remit such Buyer Sales Tax to the appropriate Governmental Authority in accordance with Applicable Law and provide an invoice in respect of same to the Buyer, and

(B) use commercially reasonable efforts to provide the Buyer with all information necessary under Applicable Laws for the Buyer to be able to recover such amount of Buyer Sales Tax as input tax credit, rebate or similar mechanism, and (ii) the Buyer shall, within five (5) Business Days of the Seller providing the Buyer with such invoice, pay the Seller for such Buyer Sales Tax incurred, paid or remitted by the Seller.

2.3 Assumed Liabilities.

Except as expressly set forth in this Agreement (including in Section 2.5), from and after Closing, the Buyer shall assume, pay, discharge, and perform all obligations and liabilities with respect to the Seller pursuant to the Portfolio Assets acquired by the Buyer which are incurred from and after the Closing Date (the "Assumed Liabilities") The Parties acknowledge and agree that the Assumed Liabilities cannot be separated from, and are inextricably linked to, and embedded in, the ownership of the Portfolio Assets so that Buyer, being a transferee of the Portfolio Assets, will be liable for the Assumed Liabilities notwithstanding the absence of the specific assumption of such liabilities by the transferee. For greater certainty, the Assumed Liabilities shall not include any obligations or liabilities arising in respect of circumstances or events occurring prior to the Closing Date (including obligations or liabilities to any third parties arising out of or in connection with the Portfolio Assets incurred or alleged to have been incurred prior to Closing and including any obligations or liabilities arising out of any actual or alleged breach of the Portfolio Assets committed or alleged to have been committed prior to Closing), regardless of whether such obligations or liabilities accrue or crystallize after the Closing Date. In no event shall the Buyer be liable for any Tax liabilities of the Seller arising out of or in connection with the ownership by the Seller or the disposal by the Seller of the Portfolio Assets.

2.4 Tax Withholdings.

Notwithstanding any other provision of this Agreement, the Buyer shall be permitted to deduct and withhold from any consideration or amount payable or otherwise deliverable under this Agreement only such amounts, if any, as are required by Applicable Laws to be deducted and withheld therefrom under Applicable Laws. No Party is aware of any requirement to deduct and withhold or intends to deduct and withhold any Withholding Taxes. If the Buyer determines that any withholding is required under Applicable Laws, the Buyer shall: (a) provide written notice to the Seller at least five (5) Business Days prior to the Closing payment or delivery setting forth the legal basis for such withholding and the amount to be withheld; (b) cooperate with the Seller to obtain any available exemption from or reduction of such withholding, including accepting any valid certificates or forms under Applicable Laws; and (c) withhold and remit only those amounts required by Applicable Laws to the relevant Governmental Authority in accordance with Applicable Laws and promptly (and, in any event, within 10 Business Days of remittance) provide the Seller with evidence of such remittance. Any amount so deducted and withheld and remitted to the relevant Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Seller. Seller shall deliver to the Buyer, on or before the date that is five

(5) Business Days prior to the Closing Date, each certificate, form, affidavit or other documentation reasonably requested by the Buyer in order to determine whether any deduction or withholding is required under Applicable Laws in respect of amounts payable or deliverable to the Seller, or to establish any available exemption from or reduction of such deduction or withholding, and shall promptly deliver any such documentation reasonably requested by the Buyer from time to time after the Closing.

2.5 Certain Payments and Deliveries.

Subject to the occurrence of the Closing, the economic benefits and obligations in respect of the Portfolio Assets shall accrue to the Seller up until (and including) [Redacted - commercially sensitive information] (the "Seller Period") and from and after [Redacted - commercially sensitive information] (the "Buyer Period") the economic benefits and obligations in respect of the Portfolio Assets shall accrue to the Buyer, as provided for in this Section 2.5.

(a) Any delivery made pursuant to the Portfolio Instrument after the Closing to the Buyer in respect of a particular lot where the delivery obligation in respect of such lot arose during the Seller Period shall accrue for the benefit of the Seller and the Buyer shall hold such deliveries for the Seller to be settled in accordance with Section 2.5(b)(ii).

(b) After the Closing, if the Buyer is required by the terms of the Portfolio Instrument, to make a payment to a Portfolio Instrument Counterparty of the Portfolio Instrument in respect of a delivery of metal:

(i) where the delivery obligation in respect of a lot arose during the Seller Period and the delivery of metal was made to the Seller, the Buyer shall notify the Seller of the payment required to be made and provide them with confirmation and evidence of such payment once it has been made. In the case of the foregoing, the Seller will pay the Buyer the amount of such payment in cash within five (5) Business Days of the Buyer providing the Seller the confirmation and evidence of such payment; and

(ii) that was made to the Buyer during the Buyer Period but where the delivery obligation in respect of a lot arose during the Seller Period, a payment shall be made by the Buyer to the Seller in a net amount equal to the value of such deliveries that have been monetized in the normal course of business consistent with past practice (net of commissions and fees), less any cash purchase price paid in respect thereof (the "Net Amount"). In such case, the Buyer will pay to the Seller, within five (5) Business Days of the receipt of the metal delivery, the Net Amount and the Buyer shall promptly provide the Seller with a statement of its calculations with respect to the Net Amount.

(c) Any delivery made pursuant to the Portfolio Instrument at any time to the Seller in respect of a particular lot where the delivery obligation in respect of such lot arose during the Buyer Period shall, subject to the Closing, accrue for the benefit of the Buyer.

(d) At Closing, the Consideration Shares portion of the Purchase Price shall be reduced by an aggregate amount equal to the value of the deliveries pursuant to Section 2.5(c), that have been monetized in the normal course of business consistent with past practice (net of commissions and fees), less any cash purchase price paid in respect thereof (the foregoing amounts, the "Interim Amount"). At Closing, the Seller shall provide the Buyer with a statement of the Interim Amount, including all such amounts received or achieved, and any purchase price paid in respect thereof, up to the Closing Date in accordance with Section 8.2(d).

(e) Without limiting any of the foregoing provisions of this Section 2.5, following Closing (including in respect of the Closing Date), Seller shall, with respect to any deliveries made to the Seller in respect of the Portfolio Instrument that, in accordance with this Section 2.5, are for the benefit of the Buyer, cooperate with the Buyer to facilitate the payment for and delivery of metal to the Buyer which is for its account within ten (10) Business Days of receipt of such delivery.

(f) Following Closing:

(i) if the relevant Portfolio Instrument Counterparty is required to pay or deliver any additional amount to the Buyer as a result of a deficient pre- Closing payment or delivery to the Seller which relates to obligations that arose during the Seller Period:

(A) the Buyer shall act as agent for the Seller and use commercially reasonable efforts to obtain such required payment or delivery from such Portfolio Instrument Counterparty;

(B) the Buyer shall promptly notify the Seller in writing of any such payment or delivery entitlement, the expected date of such payment or delivery, the payment or delivery amount and any purchase price for such delivery;

(C) the Buyer shall receive such payment or delivery and, in the case of a delivery, make payment for such delivery, on behalf of and as agent for the Seller and transfer such payment or delivered amount to an account designated by the Seller; and

(D) the Seller shall pay to the Buyer, by wire transfer of immediately available funds, the purchase price paid to such Portfolio Instrument Counterparty by the Buyer in respect of such delivery and any fees, commissions or expenses paid by the Buyer in respect of such delivery or the transfer of such delivered amount to the Seller, or

(ii) if a Portfolio Instrument Counterparty has the right to off-set future payments or deliveries to the Buyer as a result of a pre-Closing overpayment or excess delivery which relates to obligations that arose during the Seller Period:

(A) the Buyer shall notify the Seller in writing of such overpayment or excess amount; and

(B) within five (5) Business Days of such notice, the Seller shall pay to the Buyer the US$ equivalent of the amount that such counterparty has the right to set-off less any fees, commissions or expenses paid by such counterparty in respect of such excess amount.

(g) In the event of any dispute between the Buyer and the Seller with respect to any amounts described in Section 2.5(b)(ii) or Section 2.5(f), each Party shall provide the other reasonable access to its books and records relating to such amounts and shall resolve such dispute in accordance with Section 12.13.

(h) To the extent permitted by Applicable Law, the Parties shall treat any payment or deliveries made pursuant to this Section 2.5 as an adjustment to the Purchase Price. Such adjustment shall be a reduction or an increase, as the case may be, on a dollar- for-dollar basis to the Purchase Price.

(i) Notwithstanding anything to the contrary in this Agreement, no payment or delivery made in accordance with this Section 2.5 shall be considered to be Losses for the purposes of this Agreement.

ARTICLE 3

SELLER REPRESENTATIONS AND WARRANTIES

The Seller represents and warrants to the Buyer, in each case subject to the limitations in Article 5 and except as set forth on the Disclosure Schedules, on the date hereof, as follows, and acknowledges that the Buyer is relying on such representations and warranties in entering into this Agreement, and in consummating the Transactions.

3.1 Organization of the Seller.

The Seller (a) is organized, validly existing, and in good standing under its jurisdiction of organization, and (b) has all requisite power and authority to (i) hold its respective interest in the Portfolio Assets, (ii) carry on its business as it is now being conducted and (iii) execute, deliver and perform its obligations under this Agreement.

3.2 Authority.

The execution, delivery, and performance of this Agreement and the consummation of the Transactions by the Seller have been duly and validly authorized by all necessary action on the part of the Seller. This Agreement has been duly and validly executed and delivered by the Seller, and is a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforcement may be limited by (a) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally, and (b) the fact that equitable remedies of specific performance and injunction may only be granted in the discretion of a court.

3.3 Winding Up.

No order has been made, petition presented or meeting convened for the purpose of winding up the Seller, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of the Seller are distributed amongst the creditors or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganization or similar Applicable Laws in any relevant jurisdiction, and no events have occurred which, under Applicable Laws, would be reasonably likely to justify any such cases or proceedings.

3.4 Voluntary Arrangement, Etc.

The Seller has not made any voluntary arrangement with any of its creditors nor is it insolvent or unable to pay its debts as they fall due. To the Knowledge of the Seller, no Person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to the Seller, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of the Seller nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a Person appointed for the purpose by any Governmental Authority).

3.5 No Conflict; Required Consents.

Except for the New Zealand Approvals and the assignment and assumption documents contemplated in Section 8.2(b) below, the execution, delivery, and performance by the Seller of this Agreement do not and will not:

(a) conflict with or violate any provision of the charter or bylaws or other organizational or constituent documents of the Seller;

(b) violate any provision of any Applicable Laws in any material respect;

(c) conflict with, violate, result in a breach or termination of, constitute a default under or permit the acceleration of the performance required by, any Contract or Encumbrance to which the Seller is a party or by which the Seller or the Portfolio Assets is bound or affected;

(d) result in the imposition of any Encumbrance upon the Portfolio Assets;

(e) result in, or give, a right of first offer, a pre-emptive right, right of first refusal or trigger any change of control provisions or any other right or option of any Person to acquire the Portfolio Assets; or

(f) require any consent, approval, notice or authorization of or to any Governmental Authority or other Person or under any Applicable Laws or pursuant to the Portfolio Instrument.

3.6 Compliance with Laws.

The Seller has complied in all material respects with and is not in violation in any material respect of any Applicable Laws in respect of the execution of this Agreement, the performance of its obligations hereunder and the completion of the Transactions.

3.7 Anti-Bribery Legislation.

The Seller has not, nor, to the Knowledge of the Seller, have any of its officers, directors or employees acting on behalf of the Seller, taken, committed to take or been alleged to have taken any action which would cause the Seller to be in violation of any Anti-Bribery Legislation, and, to the Knowledge of the Seller, no such action has been taken by any agents, representatives or other Persons acting on behalf of the Seller.

3.8 Portfolio Instrument.

(a) The Seller has made available to the Buyer true, complete and correct copy of the Portfolio Instrument, including all amendments, waivers, subordinations or modifications thereto, and the Portfolio Instrument is in full force and effect and is a valid and binding obligation of the Seller and, to the Knowledge of the Seller, each Portfolio Instrument Counterparty, in accordance with its terms.

(b) The Snowy River Stream is held by the Seller pursuant to the Portfolio Instrument, free and clear of all Encumbrances and the Seller represents and warrants that it has not:

(i) assigned the Portfolio Assets or any of the Seller's rights with respect thereto to any Person; nor

(ii) granted any options to purchase, rights of first refusal, rights of first offer or other similar rights with respect to the Portfolio Assets.

(c) The Seller is not in breach, and to the Knowledge of the Seller, none of the Portfolio Instrument Counterparties is in breach of any obligation pursuant to the Portfolio Instrument to which the Seller is a party and, to the Knowledge of the Seller, no event or circumstance has occurred which (with notice, lapse of time or both) would reasonably be expected to constitute a default thereunder, except as disclosed in Section 3.8 of the Disclosure Schedules. The Seller has not received from any Governmental Authority, a Portfolio Instrument Counterparty or any other Person written notice of any pending or threatened investigation or enquiry by any Governmental Authority relating to any actual or alleged violation of any Applicable Law with respect to the Portfolio Instrument to which the Seller is a party. The Seller has not given notice that it, nor received written notice that a Portfolio Instrument Counterparty, intends to cancel, terminate, amend or otherwise modify, or waive any of the rights or obligations under, the Portfolio Instrument to which the Seller is a party, except as disclosed in Section 3.8 of the Disclosure Schedules, and, to the Knowledge of the Seller, no such action has been threatened. There are no disputes between the Seller and a Portfolio Instrument Counterparty relating to the Portfolio Instrument to which the Seller is a party.

(d) Except for costs and expenses of the Seller (as Purchaser under the Portfolio Instrument) payable to the Seller (as Purchaser under the Portfolio Instrument) in accordance with the terms of such Portfolio Instrument and except as disclosed in Section 3.8 of the Disclosure Schedules, all payments that are due to the Seller under the Portfolio Instrument to which the Seller is a party have been paid and there are no amounts outstanding.

(e) The Seller has not received any written notice or communication from any Person alleging it has an interest in the Portfolio Assets.

(f) The Seller has not received from any Governmental Authority or a Portfolio Instrument Counterparty any written notices or communications regarding any abandonment, lapse, surrender, termination, sale or disposition of any Underlying Interest (unless contemplated in the Portfolio Instrument to which the Seller is a party).

3.9 Litigation.

There are no Orders or Litigation pending or, to the Knowledge of the Seller, threatened, to which the Seller is a party, the subject of which is a Portfolio Instrument or which relates to the performance or non-performance of any obligation under a Portfolio Instrument, which would prevent or delay the Seller from performing the Seller's obligations under this Agreement or the other Transaction Documents or which directly challenges the validity or enforceability of the Portfolio Instrument, or the Transactions.

3.10 Brokers.

Except as disclosed in Section 3.10 of the Disclosure Schedules (and in respect of which the fees and expenses will be paid by the Seller) no broker, investment banker, financial advisor or other Person acting on behalf of the Seller or any of the Seller's Affiliates is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions.

3.11 Tax Matters.

(a) The Seller is a non-resident of Canada for the purposes of the Income Tax Act (Canada) and the Excise Tax Act (Canada). The Seller is not registered , or required to be registered for the goods and services tax/harmonized sales tax (GST/HST) under Subdivision D of Division V of Part IX to the Excise Tax Act (Canada).

(b) The Portfolio Instrument is not "taxable Canadian property" for the purposes of the

Income Tax Act (Canada).

3.12 Securities Matters.

(a) Seller understands that any Consideration Shares issuable hereunder have not been registered under the U.S. Securities Act in reliance on one or more exemptions from registration under the U.S. Securities Act (if the Seller is in the United States) or the exclusion from registration under the U.S. Securities Act (if the Seller is outside the United States), and that the Buyer's reliance on such exemptions is predicated on Seller's representations set forth herein.

(b) Seller acknowledges that it can bear the economic risk of the investment in the Consideration Shares, and it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Consideration Shares. If Seller is in the United States, Seller is a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act and agrees that it will not take any action that could negatively impact the availability of an exemption from registration under the U.S. Securities Act with respect to the issuance or acquisition, as the case may be, of the Consideration Shares. If Seller is outside the United States, Seller is acquiring the Consideration Shares in an "offshore transaction" as defined in Rule 902 of Regulation S promulgated under the U.S. Securities Act, and agrees that it will not take any action that could negatively impact the availability of the exemption from registration provided by Regulation S promulgated under the U.S. Securities Act with respect to the issuance or acquisition, as the case may be, of the Consideration Shares.

(c) Seller has carefully reviewed such information as it has deemed necessary with respect to the Consideration Shares. To Seller's satisfaction, Seller has been furnished all materials requested by Seller relating to the Buyer, and the issuance or acquisition, as the case may be, of Consideration Shares hereunder, and Seller has been afforded the opportunity to ask questions of representatives of the Buyer and to obtain any information that it considered necessary or appropriate in connection with its decision to acquire any Consideration Shares.

(d) If Seller is in the United States, Seller is aware that the Consideration Shares are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), and, unless registered under the U.S. Securities Act and applicable state securities laws, the Consideration Shares issuable or deliverable to, as the case may be, Seller, may not be resold in the United States unless an applicable exemption under the U.S. Securities Act is available. Notwithstanding the foregoing, the Seller may sell such Consideration Shares outside of the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with applicable local laws and regulations. In order to induce the Buyer to issue or deliver, as applicable, the Consideration Shares to Seller without a U.S. Securities Act restrictive legend and without a restricted CUSIP number, Seller represents, warrants and covenants to the Buyer as follows: (i) if in the future it decides to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of the Consideration Shares prior to the availability of Rule 144 under the U.S. Securities Act, it will do so only (A) to the Buyer or (B) outside the United States in accordance with Rule 904 of Regulation S and in each case in compliance with applicable local laws and regulations; (ii) the Consideration Shares will not be offered, sold, pledged, or otherwise transferred, directly or indirectly, in the United States prior to the availability of Rule 144 under the U.S. Securities Act; (iii) prior to the availability of Rule 144 under the U.S. Securities Act, it will not deposit or arrange for the deposit of any of the Consideration Shares into the facilities of the Depository Trust Company, or a successor depository within the United States, or arrange for the registration of any the Consideration Shares with Cede & Co. or any successor thereto; (iv) it acknowledges that the Consideration Shares will not bear a U.S. restrictive legend or identified by a restricted CUSIP number in reliance on the acknowledgments, representations and agreements contained herein; (v) it has implemented appropriate internal controls and procedures to ensure that it is able to comply with the restrictions set forth above; and (vi) it consents to the Buyer making a notation on its records or giving instructions to the registrar and transfer agent of the Buyer in order to implement the restrictions on transfer set forth and described herein. Seller understands and acknowledges that the Buyer has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Consideration Shares in the United States.

ARTICLE 4

BUYER'S REPRESENTATIONS AND WARRANTIES

The Buyer represents and warrants to the Seller, on the date hereof, as follows and acknowledges that the Seller is relying on such representations and warranties in entering into this Agreement, and in consummating the Transactions.

4.1 Organization and Qualification of the Buyer.

The Buyer is a company duly organized, validly existing, and in good standing under the laws of the Province of British Columbia. The Buyer has all requisite power and authority to carry out its obligations under this Agreement.

4.2 Authority.

The Buyer has all requisite power and authority to execute, deliver, and perform this Agreement and consummate the Transactions. The execution, delivery, and performance of this Agreement and the consummation of the Transactions on the part of the Buyer have been duly and validly authorized by all necessary action on the part of the Buyer. This Agreement has been duly and validly executed and delivered by the Buyer, and is a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as enforcement may be limited by (a) bankruptcy, insolvency, moratorium, reorganization and other laws relating to or affecting the enforcement of creditors' rights generally, and (b) the fact that equitable remedies of specific performance and injunction may only be granted in the discretion of a court.

4.3 Winding Up.

No order has been made, petition presented or meeting convened for the purpose of winding up the Buyer, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of the Buyer are distributed amongst the creditors or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganization or similar laws in any relevant jurisdiction, and no events have occurred which, under Applicable Laws, would be reasonably likely to justify any such cases or proceedings.

4.4 Voluntary Arrangement, Etc.

The Buyer has not made any voluntary arrangement with any of its creditors or is insolvent or unable to pay its debts as they fall due. To the Knowledge of the Buyer, no Person has taken any step, legal proceeding or other procedure with a view to the appointment of an administrator, whether out of court or otherwise, in relation to the Buyer, and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of any of the property, assets or undertaking of the Buyer nor has any such order been made (including, in any relevant jurisdiction, any other order by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a Person appointed for the purpose by any Governmental Authority).

4.5 No Conflict; Required Consents.

The execution, delivery, and performance by the Buyer of this Agreement do not and will not:

(a) conflict with or violate any provision of the charter, articles or bylaws of the Buyer or other organizational or constituent documents of the Buyer;

(b) violate any provision of any Applicable Laws;

(c) conflict with, violate, result in a breach or termination of, constitute a default under or permit the acceleration of the performance required by, any Contract or Encumbrance to which the Buyer is a party or by which the Buyer or the assets or properties owned or leased by the Buyer is bound or affected; or

(d) other than the Exchange Approval, require any consent, approval, notice or authorization of or to any Governmental Authority or other Person or under any Applicable Laws.

4.6 Compliance with Laws.

The Buyer has complied in all material respects with and is not in violation in any material respect of any Applicable Laws in respect of the execution of this Agreement, the performance of its obligations hereunder and the completion of the Transactions.

4.7 Anti-Bribery Legislation.

The Buyer has not, nor, to the Knowledge of the Buyer, have any of its officers, directors or employees acting on behalf of the Buyer, taken, committed to take or been alleged to have taken any action which would cause the Buyer to be in violation of any Anti-Bribery Legislation, and, to the Knowledge of the Buyer, no such action has been taken by any agents, representatives or other Persons acting on behalf of the Buyer.

4.8 Financing Requirements.

The Buyer will on the Closing Date have the financial means to complete the transactions that form the subject matter of this Agreement.

4.9 Litigation and Other Proceedings.

There are no Orders or Litigation pending or, to the Knowledge of the Buyer, threatened, to which the Buyer is a party which, if determined adversely to the Buyer, would prevent or delay the Buyer from performing the Buyer's obligations under this Agreement or the other Transaction Documents on the Closing Date.

4.10 Brokers.

No broker, investment banker, financial advisor or other Person acting on behalf of the Buyer or any of the Buyer's Affiliates is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions.

4.11 Consideration Shares.

As at the Closing, all necessary corporate action will have been taken by the Buyer so as to validly issue the Consideration Shares as fully paid and non-assessable Elemental Shares. Assuming compliance of the Seller with the representations and warranties set forth in Section 3.12 hereof, the Consideration Shares will be issued in compliance with all Applicable Laws, free of restrictions on transfer, other than pursuant to applicable securities laws, and will bear no restrictive legend other than the legend required pursuant to Section 2.5(2) of National Instrument 45-102 - Resale of Securities.

ARTICLE 5

ACKNOWLEDGEMENTS OF THE BUYER

5.1 Limited Representations and Warranties.

The Buyer acknowledges and agrees that:

(a) except for the representations and warranties expressly made by the Seller in Article 3, no express or implied representations or warranties are or have been made relating to the Portfolio Assets, the Owner/Operators, the location of the Underlying Interests or the Underlying Interests and all implied representations or warranties of any kind or nature whatsoever with respect to the Portfolio Assets or the Underlying Interests are expressly excluded;

(b) there are no terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, with respect to the subject matter hereof and thereof by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement; and

(c) except for representations and warranties expressly made by the Seller in Article 3, the Buyer acknowledges that it is relying solely upon its own investigations with respect to, and that the Seller does not make, and the Buyer has not relied on, any representations or warranties with respect to, the following matters:

(i) the value, merchantability or fitness for any purpose of, or title to, validity of, or Encumbrances on, the mineral or real property interests underlying the Portfolio Assets (the "Underlying Interests"); the existence or presence of any mineral substances, ore, the feasibility or profitability of any operation on or with respect to the Underlying Interests; the value of the Portfolio Assets; the right or ability of any direct or indirect owner or operator of the Underlying Interests (an "Owner/Operator") to mine or produce minerals or ore from the Underlying Interests; the likelihood that minerals or ore can or will be removed from the Underlying Interests in commercially saleable quantities; the physical condition of the Underlying Interests or the assets owned or leased by the Owner/Operator; whether the activities and operations of the operators or other Persons on or in respect of the Underlying Interests have been in compliance with Applicable Law; the existence of contaminants on the Underlying Interests or any other environmental liabilities of any kind associated with the Underlying Interests or the Portfolio Assets;

(ii) the right or ability of any of the Owner/Operators to perform their obligations under the Portfolio Assets, or the legal status or financial condition of any of the Owner/Operators;

(iii) the title, if any, of any of the Owner/Operators to the Underlying Interests; the absence of third-party claims to or interests in the Underlying Interests; the status or good standing of the Underlying Interests; whether any or all of the Underlying Interests continue to exist; whether Taxes or concession/permitting fees required to maintain the Underlying Interests in good standing have been paid; and whether any rights in respect of the Underlying Interests were validly obtained by conversion, extension or substitution of concessions;

(iv) any engineering, geological, metallurgical or other scientific and non- scientific interpretations, evaluations or economic evaluations respecting the Underlying Interests;

(v) the accuracy or completeness of any information, documentation or data provided to the Buyer pursuant to or in connection with the negotiation hereof, relating to the Portfolio Assets, the Underlying Interests or otherwise, including information, documentation or data provided to the Buyer by way of data rooms, electronic transfer of records or other computer records, file summaries or other interpretive records that were prepared by the Seller for internal use, including pricing decks or other reporting information or internal presentations or spreadsheets of the Seller that have been prepared with respect to the Portfolio Assets; and

(vi) any other matter whatsoever with respect to any Underlying Interests.

Without restricting the generality of the foregoing, the Buyer acknowledges that it has made (and will, prior to the Closing, continue to make) its own independent evaluation of the Portfolio Assets as part of its due diligence process, and that, subject to Article 3, it has relied on that independent review for its assessment of the condition, quantum and value of the Portfolio Assets.

ARTICLE 6

COVENANTS

6.1 Confidentiality.

(a) The Parties acknowledge that the obligations pursuant to the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement of this Agreement, and agree to fulfill any of their obligations thereunder in accordance with the terms thereof. For certainty, if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect regardless of the termination of this Agreement.

(b) From and after the Closing Date, the Seller shall keep confidential all information relating to this Agreement and the Portfolio Assets, except, in each case, for information which:

(i) is part of the public domain as of the Closing Date;

(ii) becomes part of the public domain after the Closing Date other than as a result of a breach of this Section 6.1 by the Seller;

(iii) the Seller is required to disclose pursuant to Applicable Laws or stock exchange rules or by a Governmental Authority, provided, however, that in such case the Seller will, to the extent reasonably practicable and permitted by Applicable Law, (A) first have given written notice to the Buyer and given the Buyer a reasonable opportunity to take appropriate action and (B) cooperate with the Buyer as necessary, at the Buyer's sole cost and expense, to obtain an appropriate protective order or other protective remedy or treatment; provided, further, that in each case, the confidential information disclosed in response to such Applicable Law, stock exchange rules or Governmental Authority will be limited to that information which is legally required to be disclosed in response to the foregoing, as determined in good faith by the Seller (based on advice from legal counsel) that is obligated to disclose confidential information pursuant to such requirement;

(iv) Seller or its Affiliate is required to disclose to the limited partners of the investment fund, or its co-investors, owning directly or indirectly an interest in the Seller, provided that such limited partners or co-investors, as applicable, are subject to an obligation to maintain such information confidentially;

(v) was received in good faith after Closing from an independent Person who, to the Knowledge of the Seller, was lawfully in possession of such information free of any obligation of confidence to the Buyer or any of its Affiliates;

(vi) is released from the provisions of this Section 6.1 by the written authorization of the Buyer; or

(vii) the Seller is otherwise contractually or legally entitled to receive, hold and use, including through contractual arrangements in its capacity as an equityholder of an Owner/Operator or a lender to an Owner/Operator.

(c) Subject to Applicable Laws, none of the Parties shall issue any news release or make any public disclosure relating to the subject matter of this Agreement without providing the other Parties at least two Business Days to review and comment on the same. The provisions of this Section 6.1 shall survive and continue to bind the Parties notwithstanding that any Party ceases to be a Party or this Agreement is terminated for any reason whatsoever. The Parties acknowledge and agree that the Buyer may, if required by Applicable Law, file a conformed copy of this Agreement on the Buyer's profile on www.sedarplus.ca and disclose a summary of the Agreement in its appropriate public disclosure documents and the Seller will be given a reasonable opportunity to review such conformed copy and provide suggested redactions to be included therein that will be considered by the Buyer in good faith.

6.2 Governmental Approvals.

(a) The Seller shall, in relation to New Zealand Approval No. 1 and the Buyer and the Seller shall, in relation to New Zealand Approval No. 2, as promptly as possible, each use its commercially reasonable efforts to obtain, or cause to be obtained, such applicable approval. Each Party shall co-operate fully with the other Party and its Affiliates, and the applicable New Zealand Approvals applicants in promptly seeking to obtain such New Zealand Approvals. The Parties shall not wilfully take any action that will have the effect of delaying, impairing or impeding the receipt of the New Zealand Approvals. The Parties agree to supply as promptly as practicable to the appropriate Governmental Authority any information and documentary material that may be requested in connection with the New Zealand Approvals applications.

(b) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments and proposals made by or on behalf of any Party before any Governmental Authority or the staff of any Governmental Authority in connection with the Transactions (but, for the avoidance of doubt, not including any interactions between the Seller with Governmental Authorities in the ordinary course, any disclosure which is not permitted by Applicable Law or any disclosure containing confidential information) shall be disclosed to the other Party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments and proposals. Each Party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

6.3 Exchange Approval.

The Buyer shall promptly apply to the TSX for Exchange Approval and shall use its reasonable commercial efforts to obtain the Exchange Approval prior to Closing.

6.4 Pre-Closing Covenants of the Seller.

Other than (i) as expressly required or permitted by this Agreement, (ii) as required pursuant to Applicable Law, (iii) as required by the Portfolio Assets or ancillary documents thereof, or (iv) as consented to in writing by the Buyer in its sole discretion prior to the Closing, the Seller shall:

(a) continue to hold, administer and manage the Portfolio Assets and otherwise enforce its rights and perform its obligations thereunder in the ordinary course consistent with past practice, and shall use commercially reasonable efforts to preserve, maintain and protect the Portfolio Assets, including by diligently pursuing amounts due or accruing in respect thereof;

(b) promptly, and in any event within five (5) Business Days of receipt, deliver or forward to the Buyer any notice, statement, report, demand, claim and other documentation and correspondence received by it in respect of, or otherwise relating to, the Portfolio Assets;

(c) not amend or modify, or agree to amend or modify, the terms of the Portfolio Instrument;

(d) not waive, release or relinquish any right under or relating to the Portfolio Assets;

(e) not take any action or omit to take any action that would result in a material breach under the Portfolio Instrument;

(f) not grant any Encumbrance over the Portfolio Assets;

(g) not sell, transfer, assign, dispose of, lease, encumber, relinquish, abandon, grant any option to purchase or right of first offer or refusal over the Portfolio Assets; and

(h) not allow the transfer or other disposition of any collateral, or otherwise entering into any consent, waiver or any other agreement, in respect of the Portfolio Assets, in each case, to the extent that consent of the Seller is required for any of the foregoing.

6.5 Cooperation.

No Party shall take any action, or permit any of its Affiliates to take any action, which materially diminishes or would reasonably be expected to diminish the ability of a Party (or its respective Affiliates) to consummate, or materially delay any Party's (or its respective Affiliates') ability to consummate, the Transactions, provided, however, that nothing in this Agreement shall be deemed to require any Party (or its respective Affiliates) to waive any of the Closing conditions set forth in Article 7. Except as prohibited by Applicable Laws, each Party shall promptly notify the other Parties of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result, in any of the following: (i) any notice or other communication from any Person alleging that the consent of such Person is required in connection with this Agreement, the other Transaction Documents or the Transactions; or (ii) any Litigation commenced or, to the Knowledge of a Party, threatened against, relating to or involving or otherwise affecting, such Party or any of its Affiliates that relates to the consummation of the Transactions.

6.6 Covenants of the Parties to Satisfy Closing Conditions.

Each Party shall perform all obligations required to be performed by it under this Agreement, co-operate with the other Parties in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective, as soon as practicable, the Transactions and, without limiting the generality of the foregoing, each Party shall use commercially reasonable efforts to expeditiously satisfy (or cause to be satisfied) the conditions precedent to the other Party's obligations under this Agreement as set forth in Article 7 and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary or proper under all Applicable Laws to complete the Transactions prior to the Outside Date, and shall not take or agree to take any action that would reasonably be expected to delay or prevent the consummation of the Transactions.

6.7 Removal of Agents.

At or prior to the Closing, the Parties agree that the Seller or any of its Affiliates shall be removed as parties to the Portfolio Instrument and any document ancillary or related thereto, and the Buyer agrees that it shall reasonably cooperate with the Seller to enable the Seller or its Affiliates to be so removed or to otherwise resign and to do all commercially reasonable acts and things to effect such removal or resignation. The Buyer acknowledges that it is its own responsibility, at its own expense, to appoint a new purchasers' agent, if desired, with respect to the Portfolio Instrument and to coordinate with the counterparties thereunder with respect to such appointments. At the Closing, the Buyer agrees that any new purchasers' agent will be appointed by the Buyer under the Portfolio Instrument to replace such agents that have been removed or otherwise resigned.

6.8 Notices; Access to Information

(a) Commencing on the date hereof through the Closing:

(i) the Seller shall provide the Buyer and its representatives with access to the Data Room, provided that no investigation by the Buyer or other information received by the Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Seller in this Agreement; and

(ii) the Seller shall furnish the Buyer and its representatives with any notices received by the Seller and any financial, operating and other data related to the business of the Portfolio Assets, in each case as the Seller may receive from a Portfolio Instrument Counterparty in accordance with the terms of the Portfolio Instrument.

(b) The Seller shall promptly forward to the Buyer any notices received by it in respect of the Portfolio Assets after the date hereof.

6.9 Tax.

Nothing in this Agreement, the Confidentiality Agreement or any other Transaction Document shall prohibit or restrict any Party from making any filing or disclosure required under Applicable Laws in respect of Taxes, or from disclosing the tax treatment or tax structure of the Transactions to any Governmental Authority or to its professional advisors.

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to the Buyer's Obligations.

The obligations of the Buyer to consummate the Transactions contemplated by this Agreement at the Closing shall be subject to the following conditions for the exclusive benefit of the Buyer, which may be waived by the Buyer in whole or in part:

(a) The Seller shall have performed and complied in all material respects with all covenants and obligations of this Agreement to be complied with and performed by the Seller at or before Closing.

(b) All Seller Fundamental Representations shall be true and correct in all respects as of the Closing Date, with the same force and effect as if made on and as of that date, except:

(i) for inaccuracies that are de minimis in nature;

(ii) to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; and

(iii) for changes contemplated or as affected by the Transactions contemplated or permitted by this Agreement.

(c) Other than the Seller Fundamental Representations, all representations and warranties given by the Seller shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made on and as of that date (or, if qualified by materiality, in all respects), except:

(i) to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; and

(ii) for changes contemplated or as affected by the Transactions contemplated or permitted by this Agreement.

(d) There shall be no Order or Applicable Law in effect that prohibits the consummation of the Transactions being consummated at the Closing, provided that each Party shall have taken all actions required by Section 6.6 to prevent the occurrence or entry of such Order or Applicable Law and to remove or appeal such Order or Applicable Law as promptly as possible.

(e) There shall be no Seller Material Adverse Effect.

(f) Each of the New Zealand Approvals shall have been obtained and shall remain in full force and effect.

(g) All deliveries contemplated by Section 8.2 shall have been tabled.

The foregoing conditions are for the exclusive benefit of the Buyer and any such condition may be waived in whole or in part by the Buyer at or prior to the Closing by delivering to the Seller a written waiver to that effect executed by the Buyer. Delivery of any such waiver shall be without prejudice to any rights and remedies the Buyer may have at law and in equity, including any claims the Buyer may have for breach of covenant, representation or warranty by the Seller, and also without prejudice to the rights of termination of the Buyer in the event of non-performance of any other conditions in whole or in part.

7.2 Conditions to the Seller's Obligations.

The obligations of the Seller to consummate the Transactions shall be subject to the following conditions for the exclusive benefit of the Seller, which may be waived by the Seller in whole or in part:

(a) The Buyer shall have performed and complied in all material respects with all covenants and obligations of this Agreement to be complied with and performed by the Buyer at or before Closing.

(b) All Buyer Fundamental Representations given by the Buyer at the Closing shall be true and correct in all respects as of the Closing Date, with the same force and effect as if made on and as of that date, except:

(i) for inaccuracies that are de minimis in nature;

(ii) to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; and

(iii) for changes contemplated or as affected by the Transactions contemplated or permitted by this Agreement.

(c) Other than the Buyer Fundamental Representations, all representations and warranties given by the Buyer at the Closing shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made on and as of that date, except where the failure to be so true and correct would not, individually or in the aggregate, constitute or result in a material adverse effect on or of the Buyer (or, if qualified by material adverse effect on or of the Buyer or other materiality, in all respects), and except:

(i) to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date; and

(ii) for changes contemplated or as affected by the Transactions contemplated or permitted by this Agreement.

(d) There shall be no Order or Applicable Law in effect that prohibits the consummation of the Transactions being consummated at the Closing, provided that each Party shall have taken all actions required by Section 6.6 to prevent the occurrence or entry of such Order or Applicable Law and to remove or appeal such Order or Applicable Law as promptly as possible.

(e) All deliveries contemplated by Section 8.3 shall have been tabled.

The foregoing conditions are for the exclusive benefit of the Seller and any such condition may be waived in whole or in part by the Seller at or prior to the Closing by delivering to the Buyer a written waiver to that effect executed by the Seller. Delivery of any such waiver shall be without prejudice to any rights and remedies the Seller may have at law and in equity, including any claims the Seller may have for breach of covenant, representation or warranty by the Buyer, and also without prejudice to the rights of termination of the Seller in the event of non-performance of any other conditions in whole or in part.

ARTICLE 8

CLOSING

8.1 Closing; Time and Place.

Other than as specifically contemplated in this Agreement, the Closing shall take place electronically, or in such other manner and in such other location as the Buyer and the Seller agree upon, on the Closing Date. Prior to Closing, the Seller will deliver the closing deliveries set forth in Section 8.2, and Buyer will deliver the closing deliveries set forth in Section 8.3, into escrow by exchange of documents via electronic mail or other electronic means. Subject to the satisfaction or waiver of the conditions precedent in Article 7, the Parties shall release the deliveries tabled pursuant to Section 8.2 and Section 8.3 from escrow and Closing will be completed upon such release.

8.2 Seller's Closing Deliveries.

At Closing, the Seller shall deliver or cause to be delivered to the Buyer the following:

(a) Portfolio Instrument. A copy of the Portfolio Instrument, certified as being true and correct by a senior officer or equivalent of the Seller.

(b) Assignment and Assumption Documents. A novation agreement in respect of the Portfolio Instrument, duly executed by each of the Seller, [Redacted - commercially sensitive information]

(c) Bring-Down Certificate. A certificate, dated as of the date of the Closing, executed by one executive officer or the equivalent of the Seller, certifying that the conditions stated in Sections 7.1(a), 7.1(b), 7.1(c) and 7.1(e) have been satisfied.

(d) Interim Amount. The statement in respect of the Interim Amount pursuant to Section 2.5(d).

(e) Books and Records. All Books and Records, or copies thereof.

(f) Other. Such other documents and instruments as shall be reasonably necessary to effect the intent of this Agreement and consummate the Transactions.

8.3 Buyer's Closing Deliveries.

At Closing, the Buyer shall deliver or cause to be delivered to the Seller or such of the Seller's Affiliates as the Seller shall direct the following:

(a) Purchase Price.

(i) Payment of the cash portion of the Purchase Price by wire transfer of immediately available funds in accordance with Section 2.2(b)(i).

(ii) Delivery of the Consideration Shares, if any, through the issuance of direct registration statements in accordance with Section 2.2(b)(ii).

(b) Assignment and Assumption Documents. A duly executed counterpart of the novation agreements to be delivered pursuant to Section 8.2(b).

(c) Bring-Down Certificate. A certificate, dated as of the date of Closing, executed by one executive officer of the Buyer, certifying that the conditions stated in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.

(d) Other. Such other documents and instruments as shall be reasonably necessary to effect the intent of this Agreement and consummate the Transactions.

ARTICLE 9

POST-CLOSING COVENANTS

9.1 Post-Closing Access to Books and Records.

For a period of one year from and after the Closing, and, in respect of access requested for the purposes described in clauses (i) and (ii) below, until the later of the date that is six (6) years after the Closing Date and the expiry of all applicable reassessment or limitation periods (including any extension or waiver thereof), the Buyer and the Seller will also afford each other, and their respective advisors, during normal business hours, reasonable access to the Books and Records in such Party's possession (excluding, in the case of

Books and Records in the Seller's possession, any books, records and information or portions thereof which do not relate exclusively to the Portfolio Assets, in which case the Seller shall redact and exclude any information that does not relate to the Portfolio Assets) with respect to any pre-Closing period and the right to make copies and extracts therefrom (at the expense of the Party making such copies and extracts) to the extent that such access may be reasonably required by the requesting Party, including in connection with (i) the preparation of Tax Returns or financial statements, (ii) any Tax audit, Tax appeal or other proceeding relating to Taxes, (iii) the determination or enforcement of rights and obligations under this Agreement or the Transactions, (iv) compliance with the requirements of any Governmental Authorities, or (v) any actual or threatened lawsuit, legal proceeding, administrative enforcement proceeding or arbitration before any Governmental Authority.

9.2 Transfer of Consideration Shares.

The Seller shall not transfer any of the Consideration Shares delivered to it on the Closing Date for a period of four months and one day from the Closing Date, other than in the case of (i) a transfer to an Affiliate of the Seller that is a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act, and that signs a transfer certificate in a form acceptable to the Parent Buyer containing the representations, warranties and covenants set forth in Section 3.12; or (ii) a transfer in connection with a take-over bid for which a circular has been delivered to the shareholders in accordance with applicable securities laws, a merger, amalgamation, plan of arrangement or other transaction resulting in the acquisition of all or a controlling portion of the Buyer's equity securities or all or substantially all of the Buyer's assets, which transaction has been approved by the board of the Buyer.

ARTICLE 10
TERMINATION

10.1 Termination Events.

This Agreement may be terminated and the Transactions may be abandoned:

(a) at any time, by the mutual written agreement of the Buyer and the Seller;

(b) by the Buyer upon written notice to the Seller, if any of the conditions in Section 7.1 shall not have been satisfied on or before the Outside Date, for any reason other than a material breach or default by the Buyer of its covenants, agreements, or other obligations hereunder, or any of its representations herein not being true and correct in all material respects when made or when otherwise required by this Agreement to be true and correct in all material respects;

(c) by the Seller upon written notice to the Buyer, if any of the conditions in Section 7.2 shall not have been satisfied on or before the Outside Date, for any reason other than a material breach or default by the Seller of their covenants, agreements, or other obligations hereunder, or any of their representations herein not being true and correct in all material respects when made or when otherwise required by this Agreement to be true and correct in all material respects; or

(d) by either the Seller or the Buyer (the "first Party" for the purposes of this

Section 10.1(d)), by written notice to the other Party, if any permanent Order having the effect of permanently restraining, enjoining or prohibiting the Transactions shall have become final and non-appealable, provided that the first Party has complied with all of its obligations hereunder in all material respects.

10.2 Effect of Termination.

If this Agreement shall be terminated pursuant to Section 10.1, all obligations of the Parties shall terminate, except for the obligations in this Section 10.2 and Article 12. Any termination under Section 10.1 shall be without prejudice to any right or remedy of any Party with respect to a breach of this Agreement by any other Party prior to the termination thereof. If this Agreement shall be terminated pursuant to Section 10.1, the terms of the Confidentiality Agreement will continue in full force and effect in accordance with Section 6.1.

ARTICLE 11

INDEMNIFICATION

11.1 Indemnification by the Seller Generally.

Subject to the limitations set out elsewhere in this Article 11, from and after Closing, the Seller shall indemnify and hold harmless the Buyer and its Affiliates and their respective officers, directors, employees, agents, and representatives, and any Person claiming by or through any of them, as the case may be, from and against any and all Losses arising out of or resulting from:

(a) any representations and warranties of the Seller in this Agreement not being true and correct when made or at Closing (with the same force and effect as if made on and as of Closing, except to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date);

(b) any failure by the Seller to perform any of its respective covenants, agreements, or obligations in this Agreement; and

(c) any obligation or liability of the Seller relating to the Portfolio Assets that is incurred prior to the Closing Date.

The Buyer accepts the above indemnities in favor of its Affiliates and their respective officers, directors, employees, agents, and representatives as agent and trustee for each such indemnified person which is not a Party, and the Seller agrees that the Buyer may enforce such indemnity in favor and for the benefit of such Buyer's indemnified persons.

11.2 Indemnification by the Buyer.

Subject to the limitations set out elsewhere in this Article 11, from and after Closing, the Buyer shall indemnify and hold harmless the Seller and its Affiliates and their respective officers, directors, employees, agents, and representatives, and any Person claiming by or through any of them, as the case may be, from and against any and all Losses arising out of or resulting from:

(a) any representations and warranties of the Buyer in this Agreement not being true and correct when made or at Closing (with the same force and effect as if made on and as of Closing, except to the extent that such representations and warranties refer to an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date);

(b) any failure by the Buyer to perform any of its covenants, agreements, or obligations in this Agreement; and

(c) the Assumed Liabilities.

The Seller accepts the above indemnities in favor of its respective Affiliates and their respective officers, directors, employees, agents, and representatives as agent and trustee for each such indemnified person which is not a Party, and the Buyer agrees that the Seller may enforce such indemnity in favor and for the benefit of the Seller's indemnified persons.

11.3 Notice of Claim.

Promptly after receipt by a Party entitled to indemnification hereunder (the "Indemnitee") of written notice of the assertion or the commencement of any Litigation with respect to any matter referred to in Sections 11.1 or 11.2, the Indemnitee shall give written notice thereof to the Seller if the Indemnitee is a Person entitled to indemnification under Section 11.1, or the Buyer, if the Indemnitee is a Person entitled to indemnification under Section 11.2 (in either case, the "Indemnitor"), and thereafter shall keep the Indemnitor reasonably informed with respect thereto; provided, however, that failure of the Indemnitee to give the Indemnitor notice as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor is prejudiced thereby. Such notice shall include, as applicable, copies of any demand letter, statement of claim or other relevant documentation and shall also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Litigation, the amount of damages claimed in the Litigation, or if such amount is not then determinable, a reasonable estimate of the likely amount at issue in the Litigation, and whether the Litigation arises as a result of a claim by a third party or whether the claim does not so arise.

11.4 Procedure for Indemnified Third Party Claim.

(a) If any third party commences any Litigation against any Indemnitee, the Indemnitor shall be entitled to participate in such Litigation and, at its option, assume the defense thereof with counsel reasonably satisfactory to the Indemnitee, at the Indemnitor's sole expense; provided, however, that the Indemnitor shall not have the right to assume the defense of any such Litigation if:

(i) the Indemnitee shall have one or more legal or equitable defenses available to it which are different from or in addition to those available to the Indemnitor, and, the Indemnitee has received an opinion of counsel reasonably acceptable to the Indemnitor that counsel for the Indemnitor could not adequately represent the interests of the Indemnitee because such interests could be in conflict with those of the Indemnitor;

(ii) such Litigation is reasonably likely to have a material adverse effect on any other matter beyond the scope or limits of the indemnification obligation of the Indemnitor; or

(iii) the Indemnitor shall not have assumed the defense of the Litigation in a timely fashion (but in any event within 30 days of notice of such Litigation).

(b) If the Indemnitor shall assume the defense of any Litigation pursuant to Section 11.4(a), the Indemnitee shall be entitled to participate in any such Litigation at its expense, and the Indemnitor shall not settle such Litigation unless the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a full and unconditional release of the Indemnitee, from all liability with respect to the matters that are subject to such Litigation, or otherwise shall have been approved reasonably by the Indemnitee. If the Indemnitee has assumed the defence of Litigation pursuant to Section 11.4(a)(iii), the Indemnitee has the right to contest the amount claimed and may settle and pay the same on 14 days' prior written notice to the Indemnitor and the Indemnitor shall thereupon be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnitee unless within such 14-day period the Indemnitor notifies the Indemnitee that it is assuming or reassuming control of such defence and thereafter assumes such control and does not default.

11.5 Procedure for Direct Claim.

With respect to any Litigation that does not involve a claim by a third party, following receipt of notice from the Indemnitee of such Litigation, the Indemnitor shall have 45 days to make such investigation of such Litigation as is considered necessary or desirable. For the purpose of such investigation, the Indemnitee shall make available to the Indemnitor the information relied upon by the Indemnitee to substantiate the Litigation, together with all such other information as the Indemnitor may reasonably request. If the Indemnitee and the Indemnitor agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Litigation, the Indemnitor shall immediately pay to the Indemnitee the full agreed-upon amount of the Litigation, failing which the Indemnitee is free to pursue all rights and remedies available to it, subject to this Agreement.

11.6 Determination of Indemnification Amounts; Time For Making Claims.

(a) The Buyer shall not be entitled to indemnification by the Seller under Section 11.1(a) in respect of any Losses for breaches of representations and warranties, other than for breaches of Seller Fundamental Representations or indemnification claims involving fraud or fraudulent misrepresentation by the Seller, unless and until the aggregate amount of all such Losses in respect of the

Seller's indemnification exceeds an amount equal to [Redacted - commercially sensitive information] (the "Seller Threshold Amount"), upon which the Buyer shall be entitled to indemnification only for such Losses in excess of the Seller Threshold Amount. In no event shall the aggregate liability of the Seller in respect of all Losses subject to indemnification pursuant to Section 11.1(a) for breaches of representations and warranties of the Seller, other than for breaches of the Seller Fundamental Representations of the Seller or indemnification claims involving fraud or fraudulent misrepresentation by the Seller, exceed an amount equal to [Redacted - commercially sensitive information]. In no event shall the aggregate liability of the Seller for all Losses subject to indemnification pursuant to Section 11.1 exceed the Purchase Price.

(b) The Seller shall not be entitled to indemnification by the Buyer under Section 11.2(a) in respect of any Losses for breaches of representations and warranties, other than for breaches of Buyer Fundamental Representations or indemnification claims involving fraud or fraudulent misrepresentation by the Buyer, unless and until the aggregate amount of all such Losses exceeds [Redacted - commercially sensitive information] (the "Buyer Threshold Amount"), upon which the Seller shall be entitled to indemnification only for such Losses in excess of the Buyer Threshold Amount. In no event shall the aggregate liability of the Buyer in respect of all Losses subject to indemnification pursuant to Section 11.2(a) for breaches of representations and warranties of the Buyer, other than for breaches of the Buyer Fundamental Representations or indemnification claims involving fraud or fraudulent misrepresentation by the Buyer, exceed an amount equal to [Redacted - commercially sensitive information]. In no event shall the aggregate liability of the Buyer for all Losses subject to indemnification pursuant to Section 11.2 exceed the Purchase Price.

(c) No Person shall be entitled to indemnification under Sections 11.1 or 11.2 unless it shall have given the Indemnitor written notice of the Losses for which it seeks indemnification on or before the last day of the relevant survival period provided in Section 11.8.

(d) In determining the amount of the Losses of any Party entitled to indemnification under this Article 11, such Losses shall be reduced by the amount of any insurance proceeds, Tax benefits or other recoupment received or realized by such Party for or as a result of the circumstance or occurrence giving rise to its indemnification claim. Nothing in this Agreement in any way restricts or limits the general obligation at law of an Indemnitee to mitigate any Losses which it may suffer or incur by reason of the breach by an Indemnitor of any representation, warranty or covenant of the Indemnitor under this Agreement. Notwithstanding anything else contained in this Agreement, if any claim for which an Indemnitee is indemnified hereunder can be reduced by any recovery under or pursuant to any existing insurance coverage of an Indemnitee, such Party shall take all reasonable steps to enforce such recovery, and the amount of any Losses will be reduced by the amount of insurance proceeds actually recovered by the Indemnitee (net of all reasonable costs and expenses, Taxes, and increases in premiums).

11.7 Debt Financing Sources.

Notwithstanding anything in this Agreement to the contrary, each of the Parties on behalf of itself and each of its Affiliates hereby agrees that:

(a) (i) none of the Persons that have committed to provide the debt financing (the "Debt Financing") to be provided to the Buyer in connection with the Transactions (including any agent acting on their behalf, the "Debt Financing Sources") or any former, current or future Affiliate of a Debt Financing Source or former, current or future officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative of any Debt Financing Source or such Affiliate, or any of the respective heirs, executors, successors and assigns of any of the foregoing (collectively, together with the Debt Financing Sources, the "Debt Financing Source Parties") will have any liability to (whether in contract or in tort, in law or in equity, or granted by statute) the Seller, or any of its respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the commitment letter and other definitive agreements entered into in connection with the Debt Financing (collectively, the "Debt Financing Documents"), or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (ii) none of the Seller or its respective Affiliates shall bring any Litigation (including any action, cause of action, claim, cross-claim or third party claim of any kind or description), against any of the Debt Financing Source Parties relating to or in any way arising out of this Agreement, the Debt Financing, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; and

(b) (i) the Debt Financing Source Parties are express third party beneficiaries of, and may enforce, any of the provisions in Sections 11.7 and 12.9(b) of this Agreement, and (ii) to the extent any amendments to any provision of Sections 11.7 or 12.9(b) of this Agreement (or, solely as they relate to such Sections, the definitions of any terms used therein) are materially adverse to the Debt Financing Source Parties, such provisions shall not be amended without the prior written consent of the Debt Financing Sources Parties.

(c) Nothing in this Section 11.7 shall in any way affect any Party's or any of its respective Affiliates' rights and remedies under any binding agreement to which a Debt Financing Source is a party, including the Debt Financing Documents.

11.8 Survival.

The representations, warranties, covenants and agreements of the Parties contained in or made pursuant to this Agreement, or in any other Transaction Document, shall survive in full force and effect until the date that is [Redacted - commercially sensitive information] after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification under Sections 11.1 or 11.2 thereafter), except (i) the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed, plus 60 days, (ii) the covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Closing, (iii) the Fundamental Representations shall survive for [Redacted - commercially sensitive information], and (iv) a claim for any breach of any of the representations and warranties contained in this Agreement or in any other Transaction Document involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Applicable Law.

11.9 Sole Remedy.

No Party may make any claim for damages in respect of this Agreement or any other Transaction Document, or in respect of any breach or termination thereof, against any other Party except by making a claim pursuant to and in accordance with the provisions of this Article 11 or otherwise in accordance with this Agreement; provided, however, that if the provisions of this Article 11 shall be invalid or unenforceable, the Buyer and the Seller shall have any other rights and remedies available to them under law or in equity. For certainty, nothing in this Section 11.9 shall limit a Party's right to seek and obtain relief to which any Party may be entitled under Section 12.16 or to seek any remedy on account of fraud by any Party.

11.10 Purchase Price Adjustment

To the extent permitted by Applicable Law and excluding payments made in respect of Withholding Taxes, the Parties agree to treat any payment made pursuant to this Article 11 as an adjustment to the Purchase Price. Such adjustment to the Purchase Price shall be a reduction or an increase, as the case may be, on a dollar-for-dollar basis to the Purchase Price for the Portfolio Assets. If any payment made pursuant to this Article 11 or any other indemnity provision of this Agreement is subject to Tax, the payment shall be increased as may be necessary so that the relevant indemnitee will receive a net amount (after deducting such Taxes) equal to such payment otherwise determined, as applicable.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1 Expenses.

Except as otherwise set out in this Agreement, each of the Parties shall bear its own costs and expenses arising from the Transactions including the negotiation and implementation of the Transaction Documents.

12.2 Notices.

All notices, requests, demands, applications, services of process, and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by electronic mail or delivered by courier or mailed, certified first class mail, postage prepaid, return receipt requested, to the Parties at the following addresses:

(a) To Seller:

c/o Orion Resource Partners (USA) LP 7 Bryant Park

1045 Avenue of the Americas, Floor 25 New York, NY 10018

Attention: General Counsel

Email: [Redacted - personal information] With a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington Street West, Suite 3000 Toronto, Ontario

M5K 1N2

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

(b) To the Buyer:

Elemental Royalty Corporation 10001 W. Titan Road Littleton, CO 80125

Attention: [Redacted - personal information], General Counsel

Email: [Redacted - personal information]

With a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

66 Wellington Street West, Suite 5300

Toronto, Ontario

M5K 1E6

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

or to such other address as any Party shall have furnished to the other by notice given in accordance with this Section. Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

12.3 Callback Procedure.

Notwithstanding any other provision of this Agreement, no notice, instruction or other communication relating to any change in any details of the Seller or the Buyer relating to payment (including the identity of such Person, receiving bank or receiving account number, broker, or broker account number), or in any details of such Person's callback contact, will be valid, and shall not be complied with by any Party unless:

(a) written notice of the change is given in accordance with Section 12.2;

(b) the Person giving notice of the change is not a callback contact further to Section 12.4; and

(c) such instruction is confirmed verbally by telephone or voice over internet protocol call, and not by writing in any form, between the callback contact of the Seller and the Buyer's callback contact using the relevant details for that callback contact in

Section 12.4, with such verbal confirmation being further confirmed to the callback contact of the Party giving such instruction via a second written notice given by the callback contact of the Party receiving such instruction in accordance with Section 12.2 contemporaneously with the completion of such verbal confirmation.

12.4 Callback Contact.

The callback contacts for Section 12.3 are the following Persons with the following contact details, or such other Persons or contact details as the relevant Party may notify from time to time in accordance with Section 12.3.

(a) Callback contact for the Seller:

Name: [Redacted - personal information]

Email: [Redacted - personal information]

Telephone number: [Redacted - personal information]

(b) Callback contact for the Buyer:

Name: [Redacted - personal information]

Email: [Redacted - personal information]

Telephone number: [Redacted - personal information]

12.5 Entire Agreement.

This Agreement, including the Schedules hereto and the other Transaction Documents, sets forth the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, letters of intent or agreements in principle between them, other than the Confidentiality Agreement which shall survive the execution and delivery of this Agreement in accordance with Section 6.1(a).

12.6 Amendments and Waivers.

No amendment to this Agreement may be made unless agreed to by the Parties in writing. The Parties may, by an instrument in writing signed on behalf of such Party, waive compliance by any other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.7 Conflict between Documents.

Unless otherwise specifically stated, the provision of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of any assignment agreements or other document or instrument executed or delivered by any Party in connection with the Transactions.

12.8 Binding Effect; Benefits.

This Agreement shall enure to the benefit of and will be binding upon the Parties and their respective successors and permitted assigns.

12.9 Assignment.

(a) Neither the Buyer nor the Seller shall sell, pledge, assign or otherwise transfer their rights or obligations under this Agreement or the other Transaction Documents without the prior written consent of the other Parties and any attempt to do so shall be void.

(b) Notwithstanding Section 12.9(a) and any other provision of this Agreement or the other Transaction Documents, the Buyer shall have the right to grant a security interest in, hypothecate or pledge, in whole or in part, its interest under this Agreement and the other Transaction Documents to one or more lenders providing financing to the Buyer without notice to, or the consent of, any other Party. If any such lender enforces such security interest, hypothec or pledge, such lender shall be entitled to the interest of the Buyer under this Agreement and the other Transaction Documents, provided that the rights under this Agreement and the other Transaction Documents of such lender following the completion of the enforcement of its security over the Buyer's rights under this Agreement and the other Transaction Documents (it being acknowledged and agreed by the Buyer that such lender shall not have, and not be granted, any rights under this Agreement and the other Transaction Documents, whether by contract, as attorney for and on behalf of the Buyer or otherwise, prior to such time) shall be expressly limited by the terms of this Agreement and the other Transaction Documents and by the equities hereunder and thereunder as between the Seller and the Buyer; and provided further that the Seller shall have and may assert as against such lender any and all defences, whether arising at law, by contract or in equity, available to the Seller as would be available to them against the Buyer or such lender.

12.10 Non-Recourse.

All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as Parties. No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, partner, equity holder, Affiliate, agent, attorney or representative of any named party to this Agreement ("Non-Party Affiliates"), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

12.11 Counterparts; Electronic Signature.

This Agreement may be executed by electronic signature (including by pdf or DocuSign) in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument.

12.12 Further Assurances.

Each of the Buyer and the Seller shall do all such things and provide all such reasonable assurances as may be required to consummate the Transactions, and each such Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

12.13 Governing Law, Disputes and Arbitration.

(a) This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) In the event of any dispute, claim, question or disagreement arising out of or relating to this Agreement (each a "Dispute"), the Parties shall use all reasonable endeavours to settle such Dispute. To this effect, the Parties shall consult and negotiate with each other and, recognizing their mutual interests, attempt to reach a satisfactory solution. If they do not reach settlement within a period of 30 days, then, upon notice by any Party to the other Parties, any unresolved Dispute arising out of or relating to this Agreement shall be settled by arbitration administered by the International Centre for Dispute Resolution Canada in accordance with its Canadian Arbitration Rules. The number of arbitrators shall be one. The place of arbitration shall be Toronto, Ontario. The language of the arbitration shall be English. The costs of the arbitration, including legal fees and disbursements, shall be fixed by the arbitrator and allocated between the Parties in its award on the merits of the dispute or in a separate award after receiving further submissions from the Parties. Save as required by Applicable Law, each Party undertakes to keep confidential all information regarding the existence of the arbitration, the identity of the arbitrator, all disclosures made during the arbitration, all materials or information created, used or produced for the purpose of the arbitration, all materials and information produced for the purpose of the arbitration as well as all awards and orders made by the arbitrator. The arbitration award shall be final, enforceable and shall bind the Parties. There shall be no appeal from the award on questions of fact, law or mixed fact and law. The Parties irrevocably and unconditionally waive any objection to the venue of any Dispute or proceeding administered by the International Centre for Dispute Resolution Canada and irrevocably waive and agree not to plead or claim in that forum that such Dispute has been brought in an inconvenient forum. Notwithstanding anything herein to the contrary, the Parties agree that each Party has the right to apply to any court of competent jurisdiction for interim or interlocutory injunctive relief until any matter in dispute is determined by the arbitrator.

(c) The Seller irrevocably appoints Torys LLP (at the address set forth in Section 12.2) as its authorized attorney and agent to accept and acknowledge, for and on behalf of the Seller, service of any and all process in the Province of Ontario, Canada in any suit, Dispute or proceeding arising out of or relating to this Agreement. The Seller agrees that service of process upon such attorney and agent by delivering a copy thereof, in care of such attorney and agent, at the above address, shall be conclusively deemed to have come to the notice of the Seller at the time of such delivery and shall constitute in every respect valid and effective personal service upon the Seller at the time of such delivery, and that failure by such attorney and agent to give notice of such service to the Seller shall not affect the validity or effect of such service or any judgment or order based thereon or arising therefrom. The Seller irrevocably authorizes and directs such attorney and agent to accept service on its behalf and agrees to appear in such suit, Dispute or proceeding. The Seller further agrees to take all action as may be necessary to confirm and continue in full force and effect the appointment of such attorney and agent so that the Seller shall have an attorney and agent for service of process in the Province of Ontario, Canada.

12.14 Severability.

Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under Applicable Law. If any portion of this Agreement is declared invalid for any reason in any jurisdiction, such declaration shall have no effect upon the remaining portions of this Agreement which shall continue in full force and effect as if this Agreement had been executed with the invalid portions thereof deleted; provided, however, if such severability will negate in any material respect the monetary terms of this Agreement, then the Parties shall negotiate in good faith to amend the invalid terms in a manner so that such terms shall not be invalid and will not modify in any material respect the monetary terms of this Agreement unless otherwise agreed to by the Parties. Furthermore, the entirety of this Agreement shall continue in full force and effect in all other jurisdictions.

12.15 Third Parties; Joint Ventures.

This Agreement constitutes an agreement solely among the Parties, and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations, or liabilities, legal or equitable, including any right of employment, on any Person (including but not limited to any employee or former employee of the Seller) other than the Parties and their respective successors or permitted assigns, or otherwise constitute any Person a third party beneficiary under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.

12.16 Specific Performance.

The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

12.17 Construction.

This Agreement has been negotiated by the Buyer and the Seller and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the Party drafting this Agreement shall not apply in any interpretation of this Agreement.

[Execution Page Follows]

The Seller and the Buyer have executed this Agreement as of the date first written above.

SELLER:	OMF FUND IV SPV N LLC

	By:	(signed) "Istvan Zollei"
Name: Istvan Zollei
Title: Authorized Signatory

[Signature Page - Purchase and Sale Agreement (Snowy River)]

BUYER:	ELEMENTAL ROYALTY CORPORATION

	By:	(signed) "David Gossen"
Name: David Gossen
Title: Chief Legal Officer

[Signature Page - Purchase and Sale Agreement (Snowy River)]

 SCHEDULE A

PORTFOLIO ASSETS

	Asset Type	Instrument(s)
1.	Snowy River Stream	[Redacted - confidential information]

SCHEDULE B

DISCLOSURE SCHEDULES

[Redacted - commercially sensitive information]